Contact

www.linkedin.com/in/3rik1barra (LinkedIn)
www.ordrs.io/ (Company)
magnolia.fund/ (Company)

Top Skills

Entrepreneurship
Brand Development
Marketing Strategy

Languages

Spanish

Erik Ibarra

Healthcare + tech CEO at ORDRS & preserving cultural capital @Magnolia.Fund
Houston, Texas, United States

Experience

Magnolia Fund HTX

Founder & President
December 2023 - Present (1 year)
H-Town

Founded the first fund devoted to creating more ownership of economic development in the East End. We're investing in the people, places and culture that make the East End remarkable.

ORDRS

Founder & CEO
2018 - Present (6 years)

Energizing Health

Startup Coach and Advisor
2016 - November 2024 (8 years)
Houston, Texas Area

Houston Exponential

Governing Board Member
2017 - December 2019 (2 years)
Houston, Texas Area

Calamine

Chief Experience Officer
July 2015 - March 2018 (2 years 9 months)

At Calamine we had the pleasure of collaborating on everything from cancer apps to supply chain software. We consult, design and build for clients with an idea or companies with a need to purchase an enterprise solution. Our goal is to bring your solutions in healthcare to life.

REV Eco-Shuttle

Owner and Founder
June 2007 - December 2012 (5 years 7 months)

Houston's only all-electric Jitney and Low Speed Shuttle Company.

Education

University of Houston-Downtown
BBA, Marketing · (2005 - 2007)

University of Houston
 · (2001 - 2003)

North Carolina State University
 · (2001 - 2002)

Navarro College
AS, General Studies · (1999 - 2001)